

August 6, 2013

<u>Via E-mail</u>
Tonya L. Marshall
Executive Vice President, General Counsel and Secretary
Third Point Reinsurance Ltd.
The Waterfront, Chesney House
96 Pitts Bay Road
Pembroke HM 08 Bermuda

> **Re: Third Point Reinsurance Ltd.**
> **Amendment # 3 to Registration Statement on Form S-1**
> **Filed August 5, 2013**
> **File No. 333-189960**

Dear Ms. Marshall:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Security Ownership of Certain Beneficial Owners, Management and Selling Shareholders, page 167</u>

1. For each selling security holder, please provide the name of the security holder, the number of shares owned prior to the offering, the shares being offered, and the number of shares owned after the offering.

<u>Exhibit 5.1: Opinion of Conyers Dill & Pearman Limited</u>

2. We note counsel's assumption related to examination of documents in draft form. We also note that you have filed your form of underwriting agreement as Exhibit 1.1. We consider the review and verification of form agreements within the scope of a legal opinion. Please have your counsel delete the assumption beginning with "(b) that where a document has been examined by us in draft form, . . ."

3. We note counsel's assumption related to the Resolutions being passed at one or more duly convened, constituted and quorate meetings. We do not consider this an acceptable assumption for this opinion. Please see Footnote No. 25 to Staff Legal Bulletin No. 19 for guidance. Please have your counsel delete the assumption beginning with "(d) that the Resolutions were passed at one or more duly convened, constituted and quorate meetings . . ."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
   Steven J. Slutsky
   Debevoise & Plimpton LLP
   919 Third Avenue
   New York, NY 10022